AM
8-26-2003



SECURITIES AND EXCHANGE COMMISSION

03051166



CM 8/25

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SEC FILE NUMBER
8-47638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DLS Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4345 Park Lane
(No. and Street)

Dallas	TX	75220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Dorflinger ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DLS Capital Partners, Inc. ______________________________, as of June 30 ______________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title


J. B. PRICE, JR.
MY COMMISSION EXPIRES
July 14, 2007
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DLS CAPITAL PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED

JUNE 30, 2003

DLS CAPITAL PARTNERS, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
DLS Capital Partners, Inc.

We have audited the accompanying statement of financial condition of DLS Capital Partners, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLS Capital Partners, Inc., as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 7, 2003

DLS CAPITAL PARTNERS, INC.
Statement of Financial Condition
June 30, 2003

ASSETS

Receivable from broker-dealers and clearing organizations	$ 1,573,548
Securities owned at market value	2,425,523
Secured demand note – related party	400,000
Other assets	39
	$ 4,399,110

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 5,000
Payable to clearing broker	1,721,232
Securities sold, not yet purchased	740,884
Payable to Parent – income taxes	215,892
State income taxes payable	16,850
	2,699,858
Liabilities subordinated to claims of general creditors	500,000
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	483,672
Retained earnings	715,570
Total stockholders' equity	1,199,252
	$ 4,399,110

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Gains or losses on firm securities trading accounts	$ 1,730,585
Securities commissions	55,694
Interest income	396,281
Dividend income	1,104
	2,183,664
Expenses	
Commissions and clearance paid to all other brokers	68,550
Interest expense	161,383
Other expenses	1,301,901
	1,531,834
Net income before taxes	651,830
Provision for federal income tax	(210,992)
Provision for state income tax	(16,850)
Net income	$ 423,988

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

	Common Stock	Paid In Capital	Retained Earnings	Total
Balances at June 30, 2002	$ 10	$ 483,672	$ 291,582	$ 775,264
Net income			423,988	423,988
Balances at June 30, 2003	$ 10	$ 483,672	$ 715,570	$1,199,252

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2003

Balance at June 30, 2002	$ 500,000
Increases	-0-
Decreases	-0-
Balance at June 30, 2003	$ 500,000

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash flows from operating activities	
Net income	$ 423,988
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(574,672)
Decrease in securities owned at market value	220,382
Increase in other assets	(39)
Increase in accounts payable	4,944
Increase in payable to Parent – income taxes	210,992
Increase in securities sold, not yet purchased	414,132
Decrease in payable to clearing broker	(716,577)
Increase in state income taxes payable	16,850
Net cash provided (used) by operating activities	-0-
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net cash	-0-
Cash at beginning of period	-0-
Cash at end of period	$ -0-
Supplemental disclosures	
Cash paid for:	
Interest	$ 161,383
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

DLS Capital Partners, Inc. ("Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(K)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

DLS Capital Partners, Inc. is owned by DLS Holdings, Inc., ("Parent").

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the correspondent broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default) as follows:

Long positions	$1,551,196
Short positions	$ 534,477

DLS CAPITAL PARTNERS, INC.
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital of approximately $1,311,020 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 5 - Related Party Transactions

Essentially all operating costs and expenses of the Company are incurred by the Parent. During the year ended June 30, 2003, the Company paid the Parent $1,300,381. This is included in other expenses.

Note 6 - Liabilities Subordinated to Claims of General Creditors – Related Parties

Borrowings under subordination agreements at June 30, 2003 are as follows:

Liabilities pursuant to secured demand note collateral agreements - 10% interest beginning November 15, 2000, due December 31, 2003, fully collateralized by securities	$ 400,000
Subordinated note - 10%, due May 31, 2005	50,000
Subordinated note - 10% due June 30, 2004	50,000
	$ 500,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid to the Parent was $50,004 for the year ended June 30, 2003.

Note 7 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 3.55% at June 30, 2003.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2003

Schedule I

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,199,252
Add: Liabilities subordinated to claims of general creditors	500,000
Total capital and allowable subordinated liabilities	1,699,252
Deduction and/or charges:	
Non allowable assets	39
Net capital before haircuts on securities positions	1,699,213
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Debt securities	259,571
Other securities	75,677
Undue concentration	52,945
Net capital	$1,311,020

AGGREGATE INDEBTEDNESS

Accounts payable	$ 5,000
Payable to Parent – income taxes	215,892
State income taxes payable	16,850
Total aggregate indebtedness	$ 237,742

Schedule I (continued)

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,857
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$1,211,020
Excess net capital at 1000%	$1,287,246
Ratio: Aggregate indebtedness to net capital	.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per Company's (unaudited) Focus II report	$ 1,216,836
Increase accounts payable	(5,000)
Decrease in interest payable	50,004
Decrease in payable to Parent – income taxes	100,675
Increase in state income taxes payable	(16,850)
Decrease in securities owned at market value	(25,468)
Increase in haircuts on debt securities	(10,728)
Decrease in haircuts for undue concentration	1,551
Net capital per audited report	$ 1,311,020

Schedule II

DLS CAPITAL PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
DLS Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DLS Capital Partners, Inc., (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 7, 2003